		James M. Halley Q.C., 2	Derek J. Mullan, Q.C.	R. Stuart Wells
		M. Douglas Howard	W.W. Lyall D. Knott, Q.C.	William A. Ruskin, 1
		Patrick A. Williams	Alexander Petrenko	Bernard Pinsky, 5
		Roy A. Nieuwenburg	William C. Helgason	William D. Holder
		Nigel P. Kent, 1	Douglas W. Lahay	David W. Kington
		Diane M. Bell	Anne L.B. Kober	R. Brock Johnston
		Neil P. Melliship	Kenneth K.C. Ing, 14, 15	Darren T. Donnelly
		Mark S. Weintraub	Kevin J. MacDonald	Don C. Sihota
		R. Barry Fraser	James A. Speakman	Ethan P. Minsky, 7, 8, 10
		Brock H. Smith	Nicole M. Byres	Peter Kenward
		D. Lawrence Munn, 9	John C. Fiddick	R. Glen Boswall
		Virgil Z. Hlus, 5	Stewart L. Muglich, 9	Samantha Ip
		Jonathan L.S. Hodes, 1, 6	Mark J. Longo, 3	Aaron B. Singer
		L.K. Larry Yen, 11	Amy A. Mortimore	Jane Glanville
		Brent C. Clark	Conrad Y. Nest, 11	Richard T. Weiland
		Allyson L. Baker, 3	Warren G. Brazier, 5	Veronica P. Franco
		Krista Prockiw	Jeffrey F. Vicq, 4	C. Michelle Tribe
		James T. Bryce	Jonathan C. Lotz, 9	Cam McTavish
		Valerie S. Dixon	Satinder K. Sidhu	Steven M. Donley, 13
Reply Attention of Direct Tel. EMail Address Our File No.	Jun Ho Song 604.643.3106 jhs@cwilson.com 33630-0001 / CW3394940.1	Tasha L. Coulter	Kari Richardson	Vikram Dhir, 1
		Adam M. Dlin	Rina J. Jaswal	Sarah W. Jones
		Anna D. Sekunova	Jun Ho Song, 5, 9, 12	Michal Jaworski
		Parveen B. Esmail	Shauna K.H. Towriss	Kyle M. Wilson
		Jennifer R. Loeb	Heather M. Hettiarachchi	Eric T. Pau
		Pratibha Sharma	Angela M. Blake	Seva Batkin
		David A. Hunter	Matthew R. Ely

May 5, 2010 BY EDGAR	Associate Counsel: Michael J. Roman

Certain lawyers have been admitted to practice in one or more of the following jurisdictions as indicated beside each name:

	Canada 1 Alberta 2 Manitoba 3 Ontario 4 Saskatchewan	United States 5 California 6 Colorado 7 District of Columbia 8 Florida 9 New York 10 Virginia 11 Washington 12 Nevada	International 13 Australia 14 Hong Kong 15 United Kingdom

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
United States of American

Attention:	Anne Nguyen Parker
Branch Chief
- and -
Douglas Brown

Dear Sirs/Mesdames:

	Re:	Manas Petroleum Corporation
Post Effective Amendment No. 2 Form S-1
Filed April 13, 2010
File No. 333-147567

     Thank you for your letter of April 21, 2010 with respect to the above-noted filing by Manas Petroleum Corporation (the “Company”). We provide below the Company’s responses to your comments. We are also providing a blacklined copy of the Company’s Post-Effective Amendment. For your ease of reference, the Company’s responses are numbered in a manner that corresponds with your comments.

1.

We note that Rahn & Bodmer Co. appears on the selling shareholder table for the first time. Please tell us the reason for the change in the number of shares being sold. Disclose how and when Rahn & Bodmer received its securities. Please note that, as a general matter, you cannot add shares to a registration statement using a post effective amendment.

Rahn & Bodmer Co. is a custodian of the shares beneficially owned by Mancala Mercantile Ltd., which was named as a selling stockholder in the registration statement

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

declared effective on July 30, 2008 (for 150,000 shares). On April 9, 2010, the Company issued 75,000 shares of common stock in the name of Rahn & Bodmer Co. as directed by Mancala Mercantile Ltd. upon exercise of the warrants issued to Mancala Mercantile Ltd.

2.	Please disclose the individual or individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by your selling shareholders that are entities.

The Post-Effective Amendment is amended to disclose the individuals who exercise the voting and/or dispositive powers with respect to the securities to be offered for resale by the selling stockholders that are entities.

     We look forward to any further comments you may have regarding the Post-Effective Amendment or with respect to our response. Should you have any questions, please do not hesitate to contact the writer directly at 604.643.3106.

Yours truly,

CLARK WILSON LLP

Per: /s/ Jun Ho Song

Jun Ho Song

JHS/Jhs

Encl.

cc:	Manas Petroleum Corporation Attn: Erik Herlyn